Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2023 FIRST QUARTER RESULTS

HONG KONG —July 25, 2022 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2023 first quarter ended June 30, 2022.

Net sales for the fiscal 2023 first quarter were $2.94 million compared with $2.99 million a year earlier. Net income for the same period was $390,000, or $0.09 per diluted share, compared with $333,000, $0.08 per diluted share, a year ago.

“Results for fiscal first quarter benefited from financial assistance provided by the Chinese and Hong Kong governments to off-set some of the costs we incurred as a result of COVID-related required shutdowns that impacted the company’s operations in prior periods,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

Kohl added that as long as the Chinese government continues its “zero” COVID policy with frequent shutdowns impacting operations of the company, comparisons with prior periods may not be appropriate, nor may current operations be predictive of future operating activities. The company’s operations also are negatively impacted by these COVID policies that restrict the services and business of the company’s suppliers, customers, and logistic providers.

Gross profit for the 2023 fiscal first quarter was $1,052,000 compared with $930,000 in the same quarter a year ago, with gross profit as a percentage of sales approximately 35.7 percent compared with 31 percent a year ago – representing a 4.7 percent improvement compared with last year. This improvement primarily reflects the benefit of reduced rental expenses provided by the Chinese government to offset the impact of shutdowns in prior periods. Selling, general and administrative expenses for the 2023 fiscal first quarter increased slightly by $70,000.

The company realized a small currency exchange gain of $18,000 in the quarter compared with an exchange loss of $7,000 in the same period last year, primarily due to weakness in the RMB during the period.

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Kohl highlighted the company’s solid financial position, with cash and cash equivalents of $6.4 million -- exceeding combined short- and long-term liabilities by $2.0 million. At June 30, 2022, the company had working capital of $8.2 million. The company’s current ratio at June 30,2022 was 3.0:1.

Total shareholders’ equity at June 30, 2022 was $9.7 million compared with $9.3 million as of March 31, 2022.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income
(In thousands of U.S. dollars, except for shares and per share data)

	Quarter Ended
	June 30
	2022	2021
Net sales	$2,942	$2,998
Cost of sales	1,890	2,068
Gross profit	1,052	930
Selling, general and administrative expenses	687	617
Operating income	365	313

Non-operating income (expense):

Exchange gain (loss), net	18	(7)
Interest income	4	1
Other income (expense)	5	-
Total non-operating income (expenses)	27	(6)

Net income before income taxes	392	307
Income taxes	4	33
Net income	396	340

Less: net gain/(loss) attributable to non-controlling interests	6	7

Net income attributable to Highway Holdings Limited’s	$390	$333
Shareholders

Net income per share – Basic	$0.10	$0.08
Net income per share - Diluted	$0.09	$0.08
Weighted average number of shares outstanding:
Basic	4,036	4,019
Diluted	4,279	4,160

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet
(In thousands of U.S. dollars, except for shares and per share data)

	June 30	March 31
	2022	2022
Current assets:
Cash and cash equivalents	$6,403	$6,010
Time deposits	-	1,075
Accounts receivable, net of doubtful accounts	2,949	2,260
Inventories	2,217	2,350
Prepaid expenses and other current assets	574	620
Income tax recoverable	7	7
Total current assets	12,150	12,322

Goodwill, net	-	-
Property, plant and equipment, net	562	643
Operating lease right-of-use assets	1,305	1,799

Long-term loan receivable	95	95

Total assets	14,112	14,859

Current liabilities:
Accounts payable	$776	$828
Operating lease liabilities, current	491	933
Accrued expenses and other liabilities	2,133	2,599
Income tax payable	592	620
Dividend payable	-	202
Total current liabilities	3,992	5,182

Operating lease liabilities, non-current	263	268
Deferred income taxes	131	140
Total liabilities	4,386	5,590

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	40	40
Additional paid-in capital	11,838	11,816
Accumulated deficit	(1,895)	(2,284)
Accumulated other comprehensive income (loss)	(263)	(303)
Non-controlling interest	6	0
Total shareholders’ equity	9,726	9,269

Total liabilities and shareholders’ equity	$14,112	$14,859